20010397

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69407

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sun Life Institutional Distributors (U.S.) LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California Street, Suite 560
(No. and Street)

San Francisco (City) California (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa Leikin (206) 315-3801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue Suite 2800 (Address) Seattle (City) Washington (State) 98104 (Zip Code)

SEC Mail Processing Section
FEB 28 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lisa Leikin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sun Life Institutional Distributors (U.S.) LLC., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAYE MUNSON
COMMISSION EXPIRES
NOTARY
53654
PUBLIC
8-24-23
STATE OF WASHINGTON

Kaye Munson
Notary Public

Signature

FinOp, CFO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member of
Sun Life Institutional Distributors (U.S.) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sun Life Institutional Distributors (U.S.) LLC (the "Firm") as of December 31, 2019, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Firm as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on the Firm's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Firm in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Seattle, Washington
February 20, 2020

We have served as the Firm's auditor since 2015.

SUN LIFE INSTITUTIONAL DISTRIBUTORS (U.S.) LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019
(in US Dollars)

ASSETS		
Cash	$	1,034,370
Prepaid Expenses		19,315
	$	1,053,685
LIABILITIES		
Accounts Payable and Accruals	$	53,685
MEMBER'S EQUITY		
Capital Account	$	1,198,951
Cumulative Net Earnings (deficit), Prior Years		(198,951)
Net Income, Current Year		-
	$	1,000,000
	$	1,053,685

The accompanying notes are an integral part of these financial statements.

Note 1 – Description of Operations and Summary of Significant Accounting Policies

Organization – Sun Life Institutional Distributors (U.S.) LLC ("the Firm", formerly known as Edgemoor Partners LLC) was formed on October 7, 2013 with the Secretary of State in the State of Delaware. The Firm operated during this time to become compliant with the Financial Industry Regulatory Authority and became a registered broker dealer on October 7, 2014. The Firm is a wholly owned subsidiary of Sun Life Financial (U.S.) Investments LLC.

Nature of Operations – The Firm is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority. The Firm engages as a placement agent of real estate funds and securities linked to the acquisition, financing, development and management of privately held real estate assets. The Firm's activities are limited to marketing securities and fund products offered by its affiliates, BentallGreenOak (U.S.) Limited Partnership ("BGOUSLP") (formerly known as Bentall Kennedy (U.S.) Limited Partnership) and Ryan Labs Asset Management Inc. ("Ryan Labs"), both registered investment advisors, as well as serving as the principal underwriter for a closed book of variable annuities issued by affiliate, Independence Life and Annuity Company ("Independence Life"). The Firm does not execute, clear or settle transactions for clients, hold customer's securities, or perform custodial functions related to customers' accounts.

The Firm is headquartered in San Francisco, California.

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Revenue – In consideration of the services provided by the Firm exclusively for affiliates BGOUSLP, Ryan Labs and Independence Life, the Firm earns a monthly fee in an amount equal to both direct and allocated expenses incurred by the Firm. This cost recovery fee model has the effect of preserving the Firm's capital, as net income under the arrangement is equal to zero.

The Expense Sharing and Services Agreement between the Firm and BGOUSLP was executed on January 13, 2014 and amended on April 1, 2018. The cost of certain BGOUSLP resources utilized by the Firm, including employees, facilities, goods and services, are allocated to the Firm, billed, and settled on a monthly basis, less amounts the Firm earns from other affiliates.

On April 1, 2018, an additional Expense Sharing and Services Agreement between the Firm and Ryan Labs was executed. The cost of certain Ryan Labs resources utilized by the Firm, including employees, facilities, goods and services, are allocated to the Firm, billed, and settled on a monthly basis, along with a fee for administrative services provided by BGOUSLP.

On July 1, 2018 a Principal Underwriter's Agreement was executed with Independence Life. The Firm earns a fee for principal underwriter services, which is billed and settled on a monthly basis. The value of contracts underwritten during the twelve months ended December 31, 2019 was $0. The value of all outstanding contractual commitments as principal underwriter was $0 as of December 31, 2019.

All performance obligations relate to marketing services provided to the customer that are simultaneously received and consumed and are fulfilled on a straight-line basis over time. As such, revenue is accrued each month, which correlates closely with the payment frequency of the fee (currently paid monthly but may be settled on a quarterly basis).

Cash– Cash consists of cash balances held at banks. The Firm minimizes credit risk by placing cash with high quality financial institutions, and is considered subject to minimal credit risk.

Receivables – Receivables from affiliates due to the Firm under the two Expense Sharing and Services Agreements and the Principal Underwriter Agreement are deemed collectible.

Subsequent Events – Subsequent events are events or transactions that occur after the statement of financial condition date but before the financial statements are issued. The Firm recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Firm's financial statements do not recognize subsequent events that arose after the statement of financial condition date and before the financial statements were issued that did not provide evidence about conditions that existed at the statement of financial condition date.

Use of Estimates – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Firm's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations – 100% of the Firm's revenue is derived from affiliates BGOUSLP, Ryan Labs and Independence Life.

Financial instruments that potentially subject the Firm to concentrations of credit risk consist of demand deposits with a financial institution. At December 31, 2019, there are balances exceeding FDIC insurance of $250,000. The Firm believes there is minimal credit risk relative to its cash account.

Income Taxes – The Firm is a limited liability company for federal and state tax purposes. As such, no provision has been made for income taxes. The Firm does not have any uncertain tax positions at December 31, 2019.

Note 2 – Changes to Accounting Policies – Effective January 1, 2019, the Company adopted the new ASC Topic 842, *Leases* ("ASC 842"), issued by the Financial Accounting Standards Board. ASC 842 requires companies to include the lease assets and liabilities on the balance sheet. The adoption had no effect on the firm.

Note 3 – Member's Equity – The capital structure of the Firm consists of one class of common interest units.

Note 4 – Related Party Transactions – The Firm, BGOUSLP, Ryan Labs, and Independence Life are each owned, either directly or indirectly, by Sun Life Financial (U.S.) Investments LLC. Under the Expense Sharing and Services Agreements between the Firm, BGOUSLP and Ryan Labs, resources allocated to the Firm occupy space within the offices of BGOUSLP and Ryan Labs, use computer, telephone, and other communications equipment, services, supplies and amenities of the offices of BGOUSLP and Ryan Labs as necessary to conduct the business of the Firm.

Certain employees of BGOUSLP and Ryan Labs also act on behalf of the Firm, either as registered persons of the Firm or as support personnel. Certain IT, technical, and administrative staff of BGOUSLP and Ryan Labs also provide support to shared employees and to the Firm. The Firm pays BGOUSLP and Ryan Labs its allocable portion of the salary and benefits of each shared employee of BGOUSLP and Ryan Labs. Allocated costs are based on percentage of time spent in the previous month. Allocated costs for the year ended December 31, 2019 totaled $3,270,136.

Note 5 – Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital balance, as defined, under such provisions.

The Firm's minimum capital requirement is $5,000 as defined under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2019, the Firm had net capital of $980,685, which was $975,685 in excess of its required net capital of $5,000.

Note 6 – Exemption From Rule 15c3-3

Sun Life Institutional Distributors (U.S.) LLC does not hold funds or securities for or owe money or securities to customers. The Firm operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.